Actuate Corporation
2207 Bridgepointe Parkway
San Mateo, CA 94404

→ tel   650 645 3000
→ fax   650 645 3700

www.actuate.com
www.birt-exchange.com

ACTUATE.

February 24, 2012

Ms. Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C. 20549

RE: Re: Actuate Corporation
        Form 10-K for the Fiscal Year Ended December 31, 2010, Filed March 11, 2011
        Form 8-K, Filed May 31, 2011
        File No. 000-24607

Dear Ms. Collins:

On February 21, 2012 Actuate filed a response to the letter from the Securities and Exchange Commission (the "Commission") dated January 20, 2012 (the "Comment Letter") in which the Staff of the Commission (the "Staff") requested certain information regarding the above-referenced filings. This letter serves to clarify one of the responses in that letter and to provide supplemental information.

The Company acknowledges that the adequacy and accuracy of disclosures in our filings with the Commission are our responsibility. We acknowledge that the Staff's comments or changes to our disclosures in response to the Staff's comments do not foreclose the Commission from taking any action with respect to our filings. We also understand that the Staff's comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In the comment letter dated January 20, 2012 the Staff posed the following inquiry:

> 3. In response to prior comment 3, you indicate that you filed "excerpted" copies of your agreements with Oracle Corporation and IBM, which suggests that you did not file the agreements in their entirety with your Form 10-Q filed on November 5, 2010. Please advise.

Our initial response as filed on February 21, 2012 indicated that we had filed complete copies of our agreements with Oracle Corporation and IBM as exhibits to our Form 10-Q filed on November 5, 2010. While the Oracle agreement was filed in its entirety, we did not file the entire IBM agreement. We had filed the full Memorandum of Understanding with IBM, which we considered to contain all of the relevant and material components of the agreement. Therefore, our response was not entirely accurate. To remedy that oversight, we have mailed to the Staff the complete settlement agreement with IBM, which contains details that while not material to our operations may be considered relevant to the Staff's current inquiries.

Should you have any further questions, please do not hesitate to call me at (650) 645-3494.

Sincerely,

Peter Cittadini
President and Chief Executive Officer

cc: Ms. Laura Veator, Staff Accountant, Division of Corporate Finance
        David Mittelman, Reed Smith LLP

SETTLEMENT AGREEMENT

This Settlement Agreement (the "Agreement") is entered into by and among Actuate Corporation ("Actuate"), on the one hand, and International Business Machines Corporation and its subsidiary MRO Software, Inc. (collectively, "IBM"), on the other hand, as of September 28, 2010 (the "Effective Date") and memorializes a binding Memorandum of Understanding executed by the Parties on September 16, 2010. Actuate and IBM may be referred to collectively as the "Parties" and individually as a "Party."

RECITALS

A.   On or about December 16, 2009, Actuate commenced an action against IBM in the United States District Court for the Northern District of California (the "Court"), captioned *Actuate Corporation v. International Business Machines Corporation, et al.*, Case No. CV-09-05892-JCS (the "Lawsuit"). Actuate's Complaint in the Lawsuit asserted causes of action against IBM for alleged breach of contract, copyright infringement, circumvention of copyright protection systems in violation of the Digital Millennium Copyright Act, and fraudulent concealment.

B.   IBM has denied and continues to deny all allegations of wrongdoing, whether expressed in papers filed in the Lawsuit or otherwise, and further denies that Actuate's asserted claims are legally sufficient. Actuate maintains that its claims have legal and factual merit.

C.   Notwithstanding their respective positions, on September 16, 2010, the Parties participated in mediation with Judge Edward Infante (Ret.) ("Judge Infante"), and entered into a Memorandum of Understanding, to fully, finally and forever resolve all disputes or claims existing between Actuate and IBM (and all claims for attorneys' fees that may relate to such disputes or claims) that were or could have been asserted by Actuate against IBM in the Lawsuit, or that would have been a compulsory counterclaim in the Lawsuit, on the terms set forth below.

AGREEMENT

In consideration of the mutual agreements and covenants set forth below, the Parties to this Agreement hereby agree to fully, finally and forever settle the Lawsuit on the terms set forth below:

1.   **Settlement Amount.** IBM agrees to pay Actuate by wire transfer the sum of Eleven Million Dollars ($11,000,000.00) (the "Settlement Amount") and to use best efforts to effectuate transfer of funds on or before September 30, 2010, and in no event later than five business days following execution of this Agreement.

2. **Dismissal of the Lawsuit.** Within three (3) business days of Actuate's receipt of the Settlement Amount, the Parties agree to execute, and Actuate agrees to file with the Court, a Stipulation of Dismissal pursuant to Federal Rule of Civil Procedure 41(a)(1)(A)(ii), substantially in the form attached as Exhibit A, dismissing the Lawsuit in its entirety against all defendants on the merits and with prejudice, each Party to bear its own costs. Once the dismissal has been entered, Actuate will serve IBM with a fully executed, file-endorsed copy of the dismissal.

3. **Release of IBM.** Upon the payment by IBM of the Settlement Amount, Actuate, on behalf of itself and its current and future subsidiaries, affiliates, divisions, business lines and joint ventures, releases, forever discharges and agrees to hold harmless IBM, together with its subsidiaries (including without limitation MRO Software Inc.), affiliates, divisions, business lines, joint ventures, predecessors, successors, assigns, insurers, and their respective current and former officers, directors, employees, agents, attorneys, and their respective spouses, domestic partners and trusts of which they are settlors or beneficiaries (collectively, the "IBM Released Persons") of and from any and all claims, demands, damages, judgments, set-offs, costs, expenses, attorneys' fees, and causes of action, whether based on a tort, contract, statutory or any other legal theory of recovery, whether brought at law or in equity, whether known or unknown, whether liquidated or unliquidated, from the beginning of time to the Effective Date arising out of or relating in any way to the claims and allegations asserted by Actuate, or that could have been asserted by Actuate in the Lawsuit, including without limitation the matters raised in or alluded to in Actuate's Complaint in the Lawsuit, its other submissions to the Court, its mediation statement submitted in the Lawsuit or in other formal or informal communications in the Lawsuit. To clarify, this release in favor of the IBM Released Persons will cover (so as to permit) any use, distribution or shipment of Actuate software as it is used as of the Effective Date in any IBM product, or in support of any IBM product.

ACTUATE ACKNOWLEDGES THAT IT MAY HAVE CLAIMS AGAINST IBM OR THE IBM RELEASED PERSONS WHICH ARE UNKNOWN OR ARE UNSUSPECTED AS OF THE EFFECTIVE DATE. NOTWITHSTANDING, ACTUATE KNOWINGLY AND VOLUNTARILY AGREES THAT THIS AGREEMENT IS SPECIFICALLY INTENDED TO, AND DOES EXTEND TO CLAIMS THAT IT MAY HAVE AGAINST IBM OR THE IBM RELEASED PERSONS AS DESCRIBED IN THIS SECTION 3, WHETHER OR NOT NOW KNOWN OR SUSPECTED BY ACTUATE. ACTUATE EXPRESSLY WAIVES, AS AGAINST IBM AND THE IBM RELEASED PERSONS, THE BENEFITS OF SECTION 1542 OF THE CALIFORNIA CIVIL CODE, WHICH PROVIDES:

"A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING

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THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR."

ACTUATE ALSO WAIVES, AS AGAINST IBM AND THE IBM RELEASED PERSONS, THE BENEFITS OF ANY PROVISION OF STATE OR FEDERAL LAW THAT IS ANALOGOUS TO CALIFORNIA CIVIL CODE SECTION 1542. ACTUATE UNDERSTANDS AND ACKNOWLEDGES THE SIGNIFICANCE AND CONSEQUENCES OF SUCH WAIVER OF THE PROVISIONS OF SECTION 1542, AND HAS HAD A FULL OPPORTUNITY TO DISCUSS THIS MATTER WITH ITS COUNSEL.

4.   **Release of Actuate.** Upon the payment by IBM of the Settlement Amount, IBM, on behalf of itself and its current and future subsidiaries (including without limitation MRO Software Inc.), affiliates divisions, business lines and joint ventures, releases, forever discharges and agrees to hold harmless Actuate, together with its subsidiaries, affiliates, divisions, business lines, predecessors, successors, assigns, insurers, and their respective current and former officers, directors, employees, agents, attorneys, and their respective spouses, domestic partners and trusts of which they are settlors or beneficiaries (collectively, the "Actuate Released Persons") of and from any and all claims, demands, damages, judgments, set-offs, costs, expenses, attorneys' fees, and causes of action, whether based on a tort, contract, statutory or any other legal theory of recovery, whether brought at law or in equity, whether known or unknown, whether liquidated or unliquidated, from the beginning of time to the Effective Date arising out of or relating in any way to Actuate's prosecution of the Lawsuit, together with any claims or causes of action that would have comprised a compulsory counterclaim by IBM or any IBM Released Persons in the Lawsuit.

IBM ACKNOWLEDGES THAT IT MAY HAVE CLAIMS AGAINST ACTUATE OR THE ACTUATE RELEASED PERSONS WHICH ARE UNKNOWN OR ARE UNSUSPECTED AS OF THE EFFECTIVE DATE. NOTWITHSTANDING, IBM KNOWINGLY AND VOLUNTARILY AGREES THAT THIS AGREEMENT IS SPECIFICALLY INTENDED TO, AND DOES EXTEND TO CLAIMS THAT IT MAY HAVE AGAINST ACTUATE OR THE ACTUATE RELEASED PERSONS AS DESCRIBED IN THIS SECTION 4, WHETHER OR NOT NOW KNOWN OR SUSPECTED BY IBM. IBM EXPRESSLY WAIVES, AS AGAINST ACTUATE AND THE ACTUATE RELEASED PERSONS, THE BENEFITS OF SECTION 1542 OF THE CALIFORNIA CIVIL CODE, WHICH PROVIDES:

"A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE, WHICH IF KNOWN BY HIM OR HER MUST

HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR."

IBM ALSO WAIVES, AS AGAINST ACTUATE AND THE ACTUATE RELEASED PERSONS, THE BENEFITS OF ANY PROVISION OF STATE OR FEDERAL LAW THAT IS ANALOGOUS TO CALIFORNIA CIVIL CODE SECTION 1542. IBM UNDERSTANDS AND ACKNOWLEDGES THE SIGNIFICANCE AND CONSEQUENCES OF SUCH WAIVER OF THE PROVISIONS OF SECTION 1542, AND HAS HAD A FULL OPPORTUNITY TO DISCUSS THIS MATTER WITH ITS COUNSEL.

5.   **Download Data.** Within thirty (30) days of the execution of this Agreement, IBM will provide Actuate with all raw download data, such as server logs, that it may have evidencing the download of Actuate software from the posting that was a subject of the Lawsuit. If Actuate so requests, IBM will make an appropriate person available for up to one (1) hour by telephone to answer questions Actuate may have concerning the data formatting or other matters unique to IBM's data. Actuate must make any such request in writing within thirty (30) days of its receipt of any such download data.

6.   **Business Meeting.** At a mutually agreeable date, time and place, within thirty (30) days of the execution of this Agreement, IBM Vice President Lucian Bifano will meet with Actuate CEO Peter Cittadini about the possibility of future opportunities for Actuate and IBM to do business. Actuate shall not disclose to IBM any confidential or proprietary information during the meeting contemplated by this Section 6. It is understood that the agreement to conduct the meeting contemplated by this Section 6 does not constitute an agreement by either Party that future business opportunities between Actuate and IBM actually exist; and without limiting the generality of this understanding, it is understood that neither Party shall have any obligation to enter into any business relationship with the other Party or to purchase or license any product or service of the other Party as a result of, or related to, the meeting contemplated by this Section 6 or otherwise.

7.   **License Agreement.** The Parties acknowledge that they remain parties to that certain E.Business Application Partner Software License Agreement originally dated as of December 29, 2000 and amended as of December 17, 2001, March 31, 2003, August 29, 2003, June 30, 2006 and September 17, 2008 (the "License Agreement"). Except as expressly noted in this Agreement (including without limitation through the clarifying statement in the last sentence of the first paragraph of Section 3), the Parties' rights and obligations (including all maintenance obligations and associated payments) under the License Agreement are unchanged.

8.   **No Admission.** As reflected in Recital Paragraph B, the Parties adhere to very different views that they have of the facts and circumstances underlying the

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Lawsuit, and the legal significance (if any) of same. The Parties agree that the settlement reflected in this Agreement is the result of an arms' length negotiation of the dispute between the Parties, reached as a result of a mediation with Judge Infante. . Neither the execution and delivery of this Agreement nor any payments or performances of any acts in connection with this Agreement may be construed at any time or place as an admission by any Party that it performed or failed to perform any act in violation of the rights of any other Party, or that any Party performed or failed to perform any act that gives rise to any valid claim for damages or any other relief whatsoever, it being the sole intention of the Parties that the settlement and releases provided in this Agreement are in final compromise of any and all disputed claims, whether current or potential, between the Parties that are described in the releases set forth in Sections 3 and 4 above.

9.   **Confidentiality.** Except to the extent provided by Section 2 above and in this Section 9, the Parties will hold the terms of this Agreement in confidence and shall not publicize or disclose it in any manner whatsoever. Notwithstanding the foregoing, the Parties may disclose the Agreement (a) to the extent disclosure is required by court order or otherwise required by law; provided, however, that the disclosing Party provides seven (7) days' written notice to the other Party to enable the other Party to seek a protective order or other relief; (b) to the Parties' respective attorneys, accountants, auditors, tax preparers, financial advisers and other agents who have a need to know the content of this Agreement; provided, however, that any such person to whom the Agreement is disclosed must themselves agree in advance to maintain the confidentiality of the Agreement and its terms; and (c) to the extent required to enforce rights under this Agreement. In the event of inquiry from a third party, the Party receiving the inquiry may disclose only that (a) the Parties' dispute has been settled, (b) terms of the settlement are confidential, and (c) the settlement involved no admission of liability by any Party. The Parties shall not issue any written or oral statement stating or suggesting that either Party was in any way liable. Except as expressly permitted under terms of this Section 9, the Parties will make no public statements concerning the Agreement or its terms. Without limiting the generality of this prohibition, the Parties shall not use or refer to this Agreement or any of its provisions in any promotional literature or activity without the express and advance written approval of the other Party.

10.   **Sole Obligation Concerning the Settlement Amount.** IBM's sole obligation with respect to the Settlement Amount will be to make the payment contemplated in Paragraph 1. Without limiting the generality of this statement, IBM shall have no responsibility (a) for any division of the Settlement Amount among Actuate and its counsel (or any other person), (b) the determination of the tax or accounting treatment of the Settlement Amount, or (c) the payment of any taxes owed on the Settlement Amount.

11.   **Confidentiality of Protected Material.** The Parties acknowledge their ongoing obligations under the Stipulated Protective Order entered in the Lawsuit on or

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about July 26, 2010 (the "Protective Order"), including without limitation their respective obligations to maintain the confidentiality of, and to return, Protected Material (as that term is defined in the Protective Order).

12. **Notices.** To the extent any Party wishes or is obliged to provide notice to any other Party under this Agreement, notice shall be given by electronic mail with the original notice then sent by certified mail with return receipt requested or overnight courier, expenses prepaid, as follows:

If to Actuate:

Thomas McKeever
General Counsel
Actuate Corporation
2207 Bridgepointe Parkway, Suite 500
San Mateo, California 94404
tmckeever@actuate.com

With a copy to:

Rodger Cole, Esq.
Fenwick & West LLP
Silicon Valley Center
801 California Street
Mountain View, California 94041
rcole@fenwick.com

If to IBM:

Frank P. Sedlarcik, Esq.
Counsel, Corporate Litigation
IBM Corporation
1133 Westchester Avenue, MD 140
White Plains, New York 10604
fsedlarc@us.ibm.com

With a copy to:

Michael L. Charlson, Esq.
Hogan Lovells US LLP
525 University Avenue, 4th Floor
Palo Alto, California 94301
michael.charlson@hoganlovells.com

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13.   **Choice of Law; Venue.** This Agreement shall be governed by the laws of the State of New York as to all matters, including but not limited to matters of validity, construction, effect, and performance, and no effect shall be given to that State's choice of law principles. To the extent any dispute arises under this Agreement, the complaining Party shall first seek to resolve the matter with the assistance of Judge Infante. The exclusive venue for any dispute arising under this agreement is the United States District Court for the Northern District of California.

14.   **Attorneys' Fees.** The Parties agree that, if either Party is required to resort to legal action to enforce any of the provisions of this Agreement, the prevailing Party in such action shall be entitled to an award of reasonable attorneys' fees, costs and expert witness fees.

15.   **Entire Agreement; Further Assurances.** This Agreement constitutes the entire agreement between the Parties concerning settlement of the Lawsuit. This Agreement shall not be amended or supplemented except in a writing signed by the Parties. All prior oral and written agreements, if any, concerning settlement of the Lawsuit are expressly superseded hereby and are of no further force or effect. Each Party agrees to execute such additional documents as may be reasonably requested by the other Party to carry out the provisions of this Agreement.

16.   **Counterparts.** This Agreement may be executed in counterparts, and each is hereby declared to be an original; all, however, shall constitute but one and the same settlement agreement.

17.   **Actuate Representations and Warranties.** Actuate represents and warrants that it has the full right and authority to execute this Agreement on its behalf and to grant the releases and deliver the consideration contemplated by this Agreement. Actuate represents and warrants that it has not sold, assigned, transferred, conveyed or otherwise disposed of any of the claims or obligations stated, claimed, alleged, covered or referred to in this Agreement. The individual signing this Agreement on behalf of Actuate is duly authorized by, and has fully authority from, Actuate to do so.

18.   **IBM Representations and Warranties.** IBM represents and warrants that it has the full right and authority to execute this Agreement on its behalf and to grant the releases and deliver the consideration contemplated by this Agreement. IBM represents and warrants that it has not sold, assigned, transferred, conveyed or otherwise disposed of any of the claims or obligations stated, claimed, alleged, covered or referred to in this Agreement. The individual signing this Agreement on behalf of IBM is duly authorized by, and has full authority from, IBM to do so.

19.   **Successors and Assigns.** This Agreement shall be binding upon and inure to the benefits of the Parties and their respective successors, assigns, affiliates and parent and subsidiary corporations, wherever the context requires or admits.

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20.   **Headings.** Section headings are provided in this Agreement for convenience only. They are not intended to have independent significance.

21.   **Review and Drafting of the Agreement.** This Agreement has been carefully read by each Party; the contents of this Agreement are known, understood and agreed to by each; and each has had a full and thorough discussion of each and every provision of this Agreement with each Party's respective attorney. The Parties acknowledge the full opportunity to contribute to the preparation of this Agreement, and neither Party is to be considered to have drafted the Agreement.

IN WITNESS THEREOF, the Parties have entered into this Agreement as of the date first set forth above.

FOR PLAINTIFF:

ACTUATE CORPORATION

By _____

Its   SVP Operations r CFO

Date   9/28/10



FOR DEFENDANTS:

INTERNATIONAL BUSINESS MACHINES CORPORATION and its subsidiary MRO SOFTWARE, INC.

By _____

Its   COUNSEL

Date   9/28/10

Approved as to form and content:

For Plaintiff:

_____   9/28/10

Rodger R. Cole
Fenwick & West LLP
Counsel for Plaintiff

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For Defendants:



Clay James
Hogan Lovells US LLP
Counsel for Defendants

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